1111 South Arroyo Parkway 91105 PO Box 7084 Pasadena, California 91109-7084 1.626.578.3500 Fax 1.626.568.7144

June 17, 2009

Rufus Decker

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549

Re:	Your Letter Dated May 19, 2009 Regarding
Jacobs Engineering Group Inc. (File No. 1-7463)
Form 10-K for the Fiscal Year Ended September 30, 2008
(“2008 Form 10-K”) and
Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Dear Mr. Decker:

By letter dated May 19, 2009, you provided additional comments on the above referenced filings. We appreciate Staff’s comments, and we are providing this letter in response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in your letter, with Staff’s comments presented in bold, italicized text.

Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Critical Accounting Policies, page 34

1.	Comment: We have reviewed your response to prior comment 3 in our letter dated April 14, 2009. Please supplementally tell us and disclose the following in future filings:

•

Disclose how you determined that you have two reporting units. In this regard, your sample disclosure that “The Company uses two reporting units to perform the annual impairment test…” does not address whether your reporting units are at the operating segment or component level or your basis for determining such reporting units.

•

Your response indicates that the goodwill impairment tests should be conducted “at a level below our operating segment.” Your disclosures on page F-27 implies that you may have several operating segments that you aggregate into one reportable segment. Please supplementally address this apparent discrepancy and ensure future disclosures within critical accounting policies and your segment footnote are revised as appropriate.

•	Disclose the business activities of each of your reporting units and how you allocated goodwill to those reporting units.

Mr. Rufus Decker

June 17, 2009

•

Please disclose the average earnings market multiple for each reporting unit and how you determined such multiple. For example, peer company or industry multiples and dates of those market prices should be disclosed.

•

In this regard, we note from your response dated March 30, 2009 that in applying the market approach, you multiply the reporting unit’s earnings by the average earnings multiple of the Company’s common stock over the earnings period evaluated. With reference to paragraphs 18a and A13 to A16 of SFAS 157, tell us how the use of this earnings multiple is appropriate.

•	If you use the same average earnings multiple for each reporting unit, disclose why you believe this is appropriate.

•

We note per your sample disclosure that “changes to the underlying inputs can have a significant effect on the results of the impairment test.” Please disclose the changes in the average earnings market multiple used in your impairment test for each period presented as well as the changes from your current year impairment test date to the date of your updated test at the end of fiscal year 2008. In this regard, we note from your response that, in spite of a 67% drop in multiples, the results of your updated test did not indicate an impairment of goodwill.

•	Please disclose how reasonably likely changes in assumptions might affect the outcome of your goodwill impairment tests.

Response: Our response addresses your questions in the order asked:

Bullet 1:

We have determined that we have two reporting units (“RUs”), referred to internally as “Europe” and “Non-Europe”, based on the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 142 — Goodwill and Other Intangible Assets (“SFAS 142”).

SFAS 142 provides that an RU can be either an operating segment or one level below an operating segment (which is referred to as a “component”). Based on Appendix B of SFAS 142, we determined that our single operating segment was comprised of two RUs based on geography. We believe these two RUs are appropriate as such units represent rational groupings into which substantially all of our major acquisitions (which are responsible for the goodwill appearing in the Company’s consolidated balance sheet) have been assimilated.

We believe this approach is consistent with EITF Topic No. D-101 — Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142 which states, “The FASB staff believes that how an entity manages its operations and how an acquired entity is integrated with the acquiring entity are key to determining the reporting units of the entity”. Because of the importance that geography plays in our acquisition strategy (please see page 5 of our 2008 Form 10-K), many of the acquisitions we complete bring with them a strategic geographic advantage. In addition, the Company’s organizational structure is based predominately on geography, and new acquisitions are generally assimilated on a geographic basis. Accordingly, we concluded it is reasonable that our RUs are geography-based.

Mr. Rufus Decker

June 17, 2009

Finally, we believe that these two RUs represent components that most closely meet the definition of a business in accordance with EITF Issue No. 98-3 — Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets of a Business.

Bullet 2:

We did not intend for the disclosure on page F-27 of the 2008 Form 10-K to imply that we have several operating segments. Although we used the words “operations” and “aggregated” in this disclosure, which are terms used in SFAS 131 that carry very specific meanings, we did not intend them to carry any more meaning than their plain-English definitions. Within the context of this disclosure, “operations” simply refers to those elements of our business that generate revenues, and “aggregate” simply means to combine. We have only one operating segment and the discussion on page F-27 was intended simply to provide additional information about our business activities. Accordingly, we will revise the disclosure in future filings to remove any potential ambiguity in this regard.

Bullet 3:

As a general matter, each of our RUs conducts the business activities described in Part 1, Item 1 “Business” of our Forms 10-K, which includes providing professional technical services such as design, engineering, and architectural services; construction and/or construction management services; and maintenance and operations services.

Most of our goodwill is carried in the balance sheets of the legal entities comprising the RUs with the remainder allocated to the RUs based on the geographic region in which our acquisitions were assimilated. Because (i) our RUs are based on geography; (ii) our acquisitions are generally assimilated into the operations of our geographic regions; and (iii) each RU shares in the benefits of the goodwill created by the acquisition transactions grouped under them, management concluded that this results in an appropriate and reasonable division of the intangible asset for purposes of impairment testing.

Bullets 4 and 5:

Management determined that a market approach, as discussed in paragraph 18a of SFAS No. 157, represented an appropriate valuation technique for determining the fair value of each of our RUs. Since the activities of each of the RUs approximate that of the Company overall, management determined to use the Company’s market multiple for purposes of applying a market-based approach to both RUs. Management believes the use of this multiple and the approach in general is appropriate considering that both RUs have qualitative characteristics that are generally consistent with those of the parent company. Those characteristics include size in terms of resources (i.e., personnel); a large, diverse client base; broad geographic reach; and a broad range of design, engineering, and construction and construction management capabilities.

The average earnings multiple used for the fiscal 2008 impairment test was approximately 31, which was the Company’s market multiple for the fiscal period leading up to the date the test was performed.

Bullets 6 and 7:

The average earnings multiple used in our impairment tests for fiscal 2008, 2007, and 2006 were approximately 31, 26, and 31, respectively. The average earnings

Mr. Rufus Decker

June 17, 2009

multiple used for the updated test, which we performed because of the fall in earnings multiples within our industry between the time we conducted our annual impairment test and our fiscal year end, was approximately 10.

With respect to your Bullet 7, we will disclose the affects of reasonably likely changes in assumptions (i.e., the inputs we employ to conduct our valuation tests) in future filings.

Proposed Revised and Supplemental Disclosures:

In light of the additional questions Staff has raised, we will enhance our disclosures in “Critical Accounting Policies” and “Significant Accounting Policies” in “Notes to Consolidated Financial Statements” in future filings. The following is a sample of this enhanced disclosure using 2008 Form 10-K information:

Disclosure in “Critical Accounting Policies”:

Testing Goodwill for Possible Impairment — In accordance with SFAS No. 142—Goodwill and Other Intangible Assets (“SFAS 142”), the goodwill carried in our Consolidated Balance Sheets is tested annually for possible impairment. In performing the annual impairment test, we evaluate our goodwill at the reporting unit level. We have determined that our operating segment is comprised of two reporting units based on geography. The fair value of each reporting unit is estimated using a market approach that multiplies the after-tax earnings of each reporting unit for the trailing twelve months by the Company’s overall average market earnings multiple.

The determination of reporting units and the selection of the valuation technique used to estimate the fair value of the reporting units requires the exercise of judgment by management. SFAS 142 does not prescribe a single valuation method for estimating the fair value of a reporting unit. We use a market approach because it is a commonly used method for valuing businesses and we believe its results are consistent with the objectives of fair value. We use the Company’s average earnings multiple for each reporting unit because the activities conducted by these units are generally the same as that of the overall Company. However, note that the fair values resulting from the valuation technique used are not necessarily representative of the values we might obtain in a sale of the reporting units to willing third parties.

As mentioned above, the key inputs used in the valuation model are the after-tax earnings of our reporting units and the Company’s market-driven average earnings multiple. The multiples used for fiscal 2008, 2007, and 2006 were approximately 31, 26, and 31, respectively. Because of the decline in earnings multiples within our industry that began to occur shortly after we conducted the fiscal 2008 annual impairment test, we re-performed this test after fiscal year-end using a multiple of approximately 10 (which was the Company’s earnings multiple as of the date we re-performed the test, and which represents a 67% decrease as compared to the multiple used in the original annual test for fiscal 2008). Based on the results of this later test, there was no indication that the Company’s goodwill was impaired.

Based on the results the above-described test, there were no indications of impairment of the goodwill shown in our Consolidated Balance Sheets as of September 30, 2008 and 2007.

Mr. Rufus Decker

June 17, 2009

Changes in the inputs used in our valuation model (i.e., declines in the Company’s average earnings multiple or the after-tax earnings of our reporting units) could result in an indication of possible impairment of goodwill in the future.

Disclosure in “Significant Accounting Policies”:

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquired business over the fair value of the net tangible and intangible assets acquired. Goodwill and the cost of intangible assets with indefinite lives are not amortized, but are instead tested for possible impairment annually (or more frequently if events occur or circumstances change that would more likely than not reduce the fair values of our reporting units below their respective carrying values). In accordance with the provisions of the FASB’s Statement of Financial Accounting Standards (SFAS) No. 142—Goodwill and Other Intangible Assets (SFAS 142), the first step in the impairment test process is to compare the implied fair value of each of the Company’s reporting units to their respective carrying amount, including goodwill. In the event that the carrying value of a reporting unit exceeds its implied fair value, a second test is performed to measure the amount of the impairment loss, if any.

In performing the annual impairment test, the Company evaluates goodwill at the reporting unit level. We have determined that our operating segment is comprised of two reporting units based on geography.

We estimate the fair value of these reporting units using a market approach that multiplies the after-tax earnings of each reporting unit for the trailing twelve months by the Company’s overall average market earnings multiple. Based on the results of these tests, there were no indications of impairment for either reporting unit for each of the fiscal years ended September 30, 2008, 2007, and 2006.

We believe these disclosures accurately describe our impairment testing process, and help the reader of our Form 10-K understand the process as well as the key management decisions affecting the process.

* * * * *

We hope this response has addressed all of Staff’s questions. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

JACOBS ENGINEERING GROUP INC.

By:	/s/ JOHN W. PROSSER, JR.
John W. Prosser, Jr. Executive Vice President Finance and Administration